

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

September 21, 2023

Brian Chesky
Chief Executive Officer
Airbnb, Inc.
888 Brannan Street
San Francisco, California 94103

      Re: Airbnb, Inc.
          Definitive Proxy Statement on Schedule 14A
          Filed April 21, 2023
          File No. 001-39778

Dear Brian Chesky:

      We have limited our review of your most recent definitive proxy statement to those issues we have addressed in our comments. Please respond to these comments by confirming that you will revise your future proxy disclosures in accordance with the topics discussed below.

Definitive Proxy Statement on Schedule 14A filed April 21, 2023

Pay Versus Performance Table, page 41

1.   Please ensure that your total shareholder return is calculated in accordance with Item 402(v)(2)(iv) of Regulation S-K.

2.   Your Company-Selected Measure is the defined term "Stock Price Measure." Please ensure the consistent use of this defined term throughout this section, including in the pay versus performance chart and the relationship graph at the bottom of page 44.

3.   Refer to the reconciliation table in footnote (2) to your pay versus performance table. Regarding the amounts reflected in the row titled "Year over Year Change in Fair Value of Equity Awards Granted in Prior Fiscal Years that Vested in the Fiscal Year," it appears that you are disclosing the difference between the fair value as of the end of the prior fiscal year and the vesting date, rather than through the end of a year. Please ensure that your table headings reflect accurately the amounts used to calculate compensation actually paid. Refer to Item 402(v)(2)(iii)(C)(1)(iv) of Regulation S-K.

4.   The graph at the top of page 45 appears to have an incorrect title. Please ensure that the titles of your graphs match the data presented.

Please contact Isabel Rivera at 202-551-3518 or Charlie Guidry at 202-551-3621 with any questions.

Sincerely,

Division of Corporation Finance
Disclosure Review Program